Mail Stop 0306

May 2, 2005


By U.S. Mail and facsimile to (949) 483-9910


Mr. J. Scott Blouin
Senior Vice President and Chief Financial Officer
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach,  California 92660-3095

	RE:	Conexant Systems, Inc.
		Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the quarter ended December 31, 2004
		File No. 000-24923

Dear Mr. Blouin:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended September 30, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 28

Results of Operations - Page 31

Net Revenues - Page 31
1. When you cite more than one factor in explaining the change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified.
For example, revise future filings to quantify the impact of increased unit shipment of DSL and Wireless products and the erosion of average selling prices on your net revenues. In addition, each significant factor that contributed to the significant variances in gross margin and expense amounts should also be quantified and discussed. Please apply throughout MD&A to the extent practicable in future filings.

Quarterly Results of Operations - Page 37
2. We see that you have incurred $160.8 million relating to in-process research and development. Revise future filings to expand MD&A, until all acquired projects have been completed or discontinued, to include a discussion of each significant project. Please discuss the status of each project that you acquired, including how actual results have compared to the assumptions underlying your appraisal. Material variations from your underlying projections and assumptions should be disclosed and their reasons and potential impact explained, here and on an ongoing basis in future annual and interim filings.

Liquidity and Capital Resources - Page 37
3. Your Liquidity and Capital Resources discussion appears to be a recitation of your cash flow statement in narrative form. For example, your discussion of cash flows from operating activities is primarily a list derived from the indirect method cash flow statement. The discussion of operating cash flows should provide an analysis of the sources and uses of operating resources, including a discussion of the underlying drivers of your operating cash flows. Please revise future filings to discuss those items which management specifically believes may be indicators of the company`s liquidity condition in both short and long terms. Refer to Item 303 of Regulation S-K and FR-72.
4. As a related matter, if you cite changes in components of working capital, including accounts receivable, inventories, accounts payable and accrued expenses, in explaining changes in operating cash flows, you should also describe the underlying reasons for the individual changes so that investors can ascertain the likelihood that past performance is indicative of future performance and how this impacted your use of cash. Please revise in future filings.
5. Revise future filings to include in the MD&A and footnotes the impact that recently issued accounting standards will have on your financial statements in accordance with SAB Topic 11M.

Financial Statements

Consolidated Statements of Operations - Page 45

6. In future filings please break-out the material components of "Other expenses, net" on the face of the Consolidated Statement of Operations or in a footnote. Please note that interest income and interest expense should be stated as separate line items on the face of the Consolidated Statement of Operations. Additionally, items representing more than one percent of total interest income should be stated as separate line items. Refer to Rules 5-03 and 9-04 of Regulation S-X.

Note 1: Basis of Presentation and Significant Accounting Policies

Revenue Recognition - Page - 49

7. In future filings please consider disclosing how you account for and classify costs incurred for shipping and handling in accordance with EITF 00-10.

Note 7 - Supplemental Financial Statement data - Page 64

	Inventories
8. We note that you wrote-down inventories of $23.3 million and
$25.2
million in fiscal 2004 and 2003, respectively. In future filings please disclose quantitatively in MD&A and footnotes if any of the inventory was later sold and the events and circumstances resulting in the sale. If sold, disclose the impact of the sales upon gross margin for all periods presented. Disclose in future filings the total inventory written-down to date, the amounts sold, the amounts discarded, and the amounts still recorded in inventory. For any inventory still held, explain when and how you intend to dispose of it.







Note 12 - Contingencies - Page 71
9. Revise future filings to include all the disclosure requirements of paragraphs 13 through 16 of FIN 45, including the tabular reconciliation of changes in the product warranty liability.

Note 14 - Employee Benefit Plans - Page 76
10. We note your retirement medical plan and pension plan disclosures. Revise future filings to include all the disclosures required by paragraphs 5 - 7 of SFAS 132R, including:
a. The projected benefit obligation in excess of plan assets;
b. The accumulated benefit obligation in excess of plan assets;
c. Targeted asset allocation by assets category for the reporting periods;
d. The weighted-average assumptions used to determine net periodic benefit costs;
e. The company`s expected contribution to the plans in the following fiscal period;
f. Future expected benefit payments by year.


Note 17 - Segment Information - Page 81
11. Disclosure of long-lived assets by geographic area under SFAS
131
should present tangible assets only and should not include intangibles, goodwill or investment assets. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.


Form 10-Q for the Quarterly Period Ended December 31, 2004

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 26

Overview of Current Performance - Page 26

12. We note your reduction of channel inventory at your
distributors
of approximately $40 million and the reduction of approximately
$10
million at your direct customers during the quarter ended December 31, 2004. Please tell us supplementally your accounting treatment for these reductions and the impact on your financial statements. Tell us how it impacted your inventory and revenue recognition policies related to your customers from whom you accepted returns and your customers from whom you did not accept returns.
Additionally,
tell us whether the acceptance of returns is a customary practice and whether you have accepted significant returns from distributors during the past year.

Results of Operations - Page 28

Gross Margin - Page 28
13. We note your disclosure that "increases or decreases to this inventory reserve may be required based on actual selling prices and changes to our current estimates." In future filings please clarify that any inventory write-downs create a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances in accordance with SAB Topic 5.BB.

Form 8-K dated April 20, 2005

14. We note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-
X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

15. We note that you present non-GAAP measures in the form of a Pro
Forma (Non-GAAP) Consolidated Statements of Operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP net revenues, non-GAAP cost of goods sold, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-
GAAP operating income (loss), non-GAAP other expense, net, non-GAAP income (loss) before income taxes, non-GAAP provision for income taxes, non-GAAP net income (loss) and non-GAAP EPS which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to
Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and an explanation of why you believe the measures provide useful information to investors.


In future filings, to eliminate investor confusion please remove the
Pro Forma (Non-GAAP) Consolidated Statements of Operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations.
Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K and Question 8 of the FAQ for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. The revised disclosure should clarify the reference to the supplemental results on an non-GAAP basis and include a discussion, in sufficient detail, of the following for each non-GAAP measure:
* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
* The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use each measure; and
* The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file
your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 824-5264 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch
Chief , at (202) 942-1791 with any other concerns.



							Sincerely,


							Lynn Dicker
							Review Accountant
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Mr. Blouin
Conexant Systems, Inc.
May 2, 2005
Page 1